EXHIBIT A

At the Annual General Meeting of the registrant's shareholders held on November 29, 2007 at the registrant's headquarters in Herzliya, Israel, all proposals submitted to the approval of the registrant's shareholders were approved. The proposals submitted to shareholders' approval were described in the agenda attached as an exhibit to the registrant's Report on Form 6-K, furnished to the US Securities and Exchange Commission on November 1, 2007.